Mail Stop 0610   April 9, 2008

Mr. Ron Zwanziger
Chairman, Chief Executive Officer and President
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453

Re: Inverness Medical Innovations, Inc.
        Preliminary proxy statement filed April 4, 2008
        File No. 1-16789

Dear Mr. Zwanziger:

        We have reviewed your filing solely with respect to the proposed increase in the number of authorized shares of common stock and the ability to issue shares of common stock upon conversion of your Series B convertible perpetual preferred stock and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2: Approval of amendment to amended and restated certificate of incorporation to increase the authorized common stock

1. Since the proposed authorization and issuance of stock is not related to a sale for cash, please revise the disclosure to provide financial statements, including pro formas, pertaining to the proposed transaction with Matria Healthcare, Inc.

Proposal 4: Approval of our ability to issue as many shares of common stock as may be required to allow for the full conversion of the series B preferred stock and full payment of dividends on the series B preferred stock, all in accordance with the terms of the series B preferred stock.

    2. Please provide us supplementally with an analysis of whether state law permits the authorization for issuance of an indefinite amount of securities. In this regard, we note the absence of parameters for the possible future issuance of common stock. We may have additional comments.

* * * * *

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug at (202) 551-3862, Senior Counsel, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director